EXHIBIT 99.9

American Lithium provides update on its Plan of Operations for TLC

VANCOUVER, British Columbia, June 17, 2021 -- American Lithium Corp. (“American Lithium” or the “Company”) (TSX-V:LI | OTCQB:LIACF | Frankfurt:5LA1) is pleased to provide an update on recent developments at its Tonopah Lithium Claims Project located close to Tonopah, Nevada (“TLC”).

Highlights:

  The U.S. Bureau of Land Management (BLM) has confirmed that American Lithium’s Plan of Operations, submitted in January 2021, (the “PO”) has been accepted for review and is deemed complete
  Biological and Cultural Baseline Surveys prepared by American Lithium, in conjunction with EM Strategies Inc. of Reno, conducted in 2020 confirmed that “no species or habitat protected under the Endangered Species Act are present within the Project Area”.
  BLM has confirmed that a standard Environmental Assessment (“EA”) is sufficient for approval of this PO. Approval of PO anticipated within 3 months, enabling next phase of development.
  Next phase at TLC to include a drill program of up to 95 drill holes to extend, expand and upgrade existing resource and complete up to 5 test pits for metallurgical bulk sampling.
  Company remains focused on becoming a secure, sustainable, environmentally responsible supplier of battery-grade lithium products for the North American Battery / EV markets.
  Strong alignment with 100-Day Review focused on strengthening Critical Supply Chains, including domestic lithium supply, recently announced by The White House.

Simon Clarke, Chief Executive Officer & Director of American Lithium stated, “We are very pleased that the BLM has accepted the Company’s Plan of Operations as complete. This is a key step towards the approval of the PO and the launch of the next phase of development and operations at TLC. The proactive and early steps taken by the Company to ensure that no major environmental issues exist at TLC are helping us move the project ahead as quickly as possible and differentiate us positively from several other claystone projects in Nevada.

At the same time, securing water rights for TLC early in the process, while recognizing the need to be as water efficient as possible and to minimize impacts to the land and water surrounding TLC, has also shown our commitment to be as environmentally responsible as possible and the retaining of Minviro further underlines this commitment. Our focus is not only on implementing a flowsheet to produce battery-grade lithium products at TLC which is as cost-effective as possible but also one that minimizes any potential environmental impacts. Our flow-sheet design work and process engineering continue at a fast pace while we await approval of the PO and the launch of the next phase of drilling.

TLC’s unique characteristics provide it with the potential to be amongst the best lithium projects globally from a cost and environmental perspective.”

TLC Project Update

Plan of Operations
As reported on January 13th, 2021, the Company filed an Application for a Plan of Operations (“PO”) for its next phase of development and operations at TLC. This PO increases the surface disturbance allowance to 168 acres in two phases, 84.5 acres in Phase 1, and 78.5 acres in Phase 2, and includes all necessary descriptions of environmental and reclamation planning for the next phase of operations, which includes:

  Up to 95 new drill holes to further understand, characterize and high-grade the extensive TLC resource and to enable resource expansion to the north, south and west of the current resource and to upgrade existing resource classifications. Click here for latest TLC Plan of Operations Map.
  Up to 5 large test pits planned to provide bulk sample material for metallurgical testing as the Company moves to finalize and optimize its flow-sheet design to produce battery-grade lithium products and to maximize project economics while minimizing environmental footprint.
  One 5-acre laydown area intended for future pilot plant work for feasibility phase.
  Biological and cultural surveys that can be used for future permitting work for feasibility phase and future mine plan, without additional cost.

The American Lithium team prioritized all environmental and cultural work early on to fast-track the project towards this next phase of drilling and testing. The biological surveys conducted for the PO Application found no species or habitat protected under the ESA (Endangered Species Act) within the project area, expediting the Company’s ability to move towards this next phase of development. Information gained under the proposed new drilling / testing program will lead to finalization of a preliminary economic assessment (“PEA”) and a mine plan.

The BLM has accepted and deemed the PO complete with no significant issues. At this stage of development, and based on the environmental work conducted to date, the BLM has commenced an Environmental Assessment (EA) for the TLC Project as opposed to the more arduous Environmental Impact Study (EIS). With the PO application now being deemed complete and the EA commenced, the Company can now focus on the National Environmental Policy Act (NEPA) requirements for the permitting of future phases of the TLC project.

Life Cycle Assessment - Minviro Sustainability Consultants
In addition to the fact that the TLC Project has no endangered species or plants, the characteristics of the clays-hosted lithium mineralization also provide several environmental advantages for the recovery of lithium products. The mineralization is near surface, easy to mine and highly leachable.

American Lithium has retained Minviro Ltd (“Minviro”) to complete a Life Cycle Assessment for the production of battery-grade lithium products at TLC, integrating environmental impact data into the decision-making process as the Company looks to finalize and optimize its flow-sheet design. The sustainability expertise provided by the Minviro life cycle assessment will be a huge step in ensuring that the flow-sheet design selected leverages the unique characteristics of TLC claystone mineralization into the best lithium recovery process from an environmental perspective.

Minviro, a Registered Sustainability Consultancy headquartered in London, England, is a team composed of industry experts on environmental impacts in the mining industry. Robert Pell, PhD., Founder and CEO at Minviro, holds a degree on life cycle assessment of critical metal projects, positioning him as a global expert in determining the impacts of various mining operations and processing methods. The Minviro team is rounded out by a team of experienced engineers and scientists who are passionate about improving the environmental performance of critical global resource projects.

Qualified Person
Mr. Ted O’Connor, P.Geo., a Director of American Lithium, and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical geological information contained in this news release.

About American Lithium
American Lithium is actively engaged in the acquisition, exploration and development of lithium projects within mining-friendly jurisdictions throughout the Americas. The company is currently focused on enabling the shift to the new energy paradigm through the continued exploration and development of its strategically located TLC lithium claystone project in the richly mineralized Esmeralda lithium district in Nevada as well as continuing to advance its Falchani lithium and Macusani uranium development projects in southeastern Peru. Both Falchani and Macusani have been through preliminary economic assessments, exhibit strong additional exploration potential and are situated near significant infrastructure.

Please watch our informative project update videos and related background information at https://www.americanlithiumcorp.com

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com. Follow us on Facebook, Twitter and LinkedIn.

On behalf of the Board of Directors of American Lithium Corp.

“Simon Clarke”

CEO & Director

Tel: 604 428 6128

For further information, please contact:

American Lithium Corp.
Email: info@americanlithiumcorp.com
Website: www.americanlithiumcorp.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information
This news release contains certain forward-looking information and forward-looking statements (collectively “forward-looking statements”) within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the plans, objectives and advancement of the TLC, Falchani and Macusani Projects (the “Projects”), exploration drilling plans, in-fill and expansion drilling plans, results of exploration and development plans, expansion of resources and testing of new deposits, environmental and social community permitting, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium’s ability to achieve its stated goals, including the anticipated benefits of the acquisition of Plateau Energy Metals Inc. (“Plateau”); the estimated costs associated with the advancement of the Projects; risks and uncertainties relating to the COVID-19 pandemic and the extent and manner to which measures taken by governments and their agencies, American Lithium or others to attempt to reduce the spread of COVID-19 could affect American Lithium, which could have a material adverse impact on many aspects of American Lithium’s businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium’s potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; risks related to the certainty of title to the properties of American Lithium, including the status of the “Precautionary Measures” filed by American Lithium’s subsidiary Macusani Yellowcake S.A.C. (“Macusani”), the outcome of the administrative process, the judicial process, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; risks regarding the ongoing Ontario Securities Commission regulatory proceedings; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities due to the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the COVID-19 pandemic measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium’s shares and could negatively affect American Lithium’s ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the “Risks and Uncertainties” section of Plateau’s Management’s Discussion and Analysis filed on January 19, 2021, in the “Risk Factors” section of American Lithium’s Management’s Discussion and Analysis filed on January 29, 2021, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Cautionary Note Regarding Macusani Concessions Thirty-two of the 151 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to 32 of the concessions invalid due to late receipt of the annual validity payments. In November 2019, Macusani applied for injunctive relief on 32 concessions in a Court in Lima, Peru and was successful in obtaining such an injunction on 17 of the concessions including three of the four concessions included in the Macusani Uranium Project PEA. The grant of the Precautionary Measure (Medida Cautelar) has restored the title, rights and validity of those 17 concessions to Macusani until a final decision is obtained at the last stage of the judicial process. A Precautionary Measure application was made at the same time for the remaining 15 concessions and was ultimately granted by a Court in Lima, Peru on March 2, 2021 which has also restored the title, rights and validity of those 15 remaining concessions to Macusani, with the result being that all 32 concessions are now protected by Precautionary Measure (Medida Cautelar) until a final decision on this matter is obtained at the last stage of the judicial process. A final date for the last stage of the judicial process has not yet been set. If American Lithium’s subsidiary Macusani does not obtain a successful resolution of the Processes, its title to the concessions could be revoked.